UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G**

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              LAS VEGAS SANDS CORP.
                              ---------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    517834107
                                 --------------
                                 (CUSIP Number)

                                DECEMBER 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [_]   Rule 13d-1(b)
   [_]   Rule 13d-1(c)
   [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 305,139,142 shares which constitutes approximately 86.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 354,171,492 shares outstanding. All share amounts set forth herein represent holdings as of December 31, 2005.

CUSIP No. 517834107
-------------------


1.    Name of Reporting Person:

      Sheldon G. Adelson
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:         United States
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         228,778,773
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    266, 786,807
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      266,786,807
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):    75.3%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:       IN
--------------------------------------------------------------------------------

CUSIP No. 517834107
-------------------


1.    Name of Reporting Person:

      Miriam Adelson
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:       United States / Israel
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       37,756,105
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  37,356,105

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      37,756,105
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):       10.7%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:       IN
--------------------------------------------------------------------------------

CUSIP No. 517834107
-------------------


1.    Name of Reporting Person:

      Charles D. Forman
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:      United States
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         38,604,264
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       37,756,105
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:       596,230
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  37,756,105

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      76,360,369
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):    21.6%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:       IN
--------------------------------------------------------------------------------

CUSIP No. 517834107
-------------------


1.    Name of Reporting Person:

      Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:      Nevada
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         228,775,712
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    228,775,712
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      228,775,712
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):    64.6%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:       OO
--------------------------------------------------------------------------------

CUSIP No. 517834107
-------------------


1.    Name of Reporting Person:

      Sheldon G. Adelson 2002 Four Year LVSI Annuity Trust
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:      Nevada
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         30,329,917
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    30,329,917
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      30,329,917
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):    8.6%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:     OO
--------------------------------------------------------------------------------

CUSIP No. 517834107
-------------------


Item 1(a).    NAME OF ISSUER:

              Las Vegas Sands Corp. (the "COMPANY").

Item 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              3355 Las Vegas Boulevard South
              Las Vegas, Nevada 89109

Item 2(a).    NAME OF PERSONS FILING:

              (i)      Sheldon G. Adelson ("MR. ADELSON");

              (ii)     Dr. Miriam Adelson ("DR. MIRIAM ADELSON");

              (iii)    Charles D. Forman ("MR. FORMAN");

              (iv) Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005 (the "FAMILY TRUST")

              (v) Sheldon G. Adelson 2002 Four Year LVSI Annuity Trust (the "2002 ANNUITY TRUST" and collectively with the persons listed in (i) through (iv) above, the "REPORTING PERSONS").

Item 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              The address of the principal offices of (i) Mr. Adelson, (ii) Dr. Miriam Adelson, (iii) the Family Trust and (iv) the 2002 Annuity Trust is:

              c/o Las Vegas Sands Corp.
              3355 Las Vegas Boulevard South
              Las Vegas, Nevada 89109

              The address of the principal business office of Mr. Forman is:

              300 First Avenue
              Needham, Massachusetts 02494

Item 2(c).    CITIZENSHIP:

              See item 4 of each Reporting Person's cover page.

Item 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, $0.001 par value per share, of the Company (the "COMMON STOCK").

Item 2(e).    CUSIP NUMBER:

              517834107

Item 3.       Not Applicable.

CUSIP No. 517834107
-------------------


Item 4.       OWNERSHIP.

              (a)      AMOUNT BENEFICIALLY OWNED:

              Incorporated by reference from item 9 of the cover page of each Reporting Person.

              (b)      PERCENT OF CLASS:

              Incorporated by reference from item 11 of the cover page of each Reporting Person.

              (c)      NUMBER OF SHARES TO WHICH EACH REPORTING PERSON HAS:

              Incorporated by reference from items 5-8 of the cover page of each Reporting Person.

                       Mr. Adelson directly owns 100 shares of Common Stock and 22,961 shares of Common Stock currently issuable upon the exercise of vested options.

                       Mr. Forman directly owns 596,230 shares of Common
                       Stock.

                       The Family Trust directly owns 228,755,712 shares of Common Stock.

                       Mr. Adelson, as trustee of the Family Trust, retains sole voting and dispositive power over the 228,755,712 shares owned by the Family Trust.

                       The 2002 Annuity Trust directly owns 30,329,917 shares of Common Stock.

                       Mr. Adelson and Mr. Forman are co-trustees of the 2002 Annuity Trust and the Sheldon G. Adelson 2004 Two Year LVSI Annuity Trust (collectively, the "ANNUITY TRUSTS"). As trustees, Mr. Adelson has sole dispositive power and Mr. Forman has sole voting power over the 38,008,034 shares of Common Stock owned by the Annuity Trusts. Mr. Forman disclaims beneficial ownership of the Common Stock owned by the Annuity Trusts.

                       Dr. Miriam Adelson and Mr. Forman are co-trustees of the 2002 Remainder Trust (the "REMAINDER TRUST") and four separate Adelson family trusts established under the trust document for the Remainder Trust. The four trusts directly own 37,756,105 shares of Common Stock. Dr. Miriam Adelson and Mr. Forman share voting and dispositive power over such shares of Common Stock as co-trustees of such trusts. Mr. Forman disclaims beneficial ownership of the Common Stock owned by such trusts.

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable.

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
              PERSON.

              Not Applicable.

CUSIP No. 517834107
-------------------


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

              Not Applicable.

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              The Reporting Persons listed on Exhibit 2 could be deemed to be members of a group. However, the Reporting Persons disclaim membership in a group.

Item 9.       NOTICE OF DISSOLUTION OF A GROUP.

              Not Applicable.

Item 10.      CERTIFICATION.

              Not Applicable.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 10, 2006

SHELDON G. ADELSON 2002 FOUR YEAR
LVSI ANNUITY TRUST


By: /s/ Sheldon G. Adelson
    -------------------------------
    Sheldon G. Adelson, Trustee


By: /s/ Charles D. Forman
    -------------------------------
    Charles D. Forman, Trustee


SHELDON G. ADELSON 2005 FAMLY
TRUST U/D/T DATED APRIL 25, 2005


By: /s/ Sheldon G. Adelson
    -------------------------------
    Sheldon G. Adelson, Trustee


/s/ Dr. Miriam Adelson                         /s/ Charles D. Forman
-------------------------------                -------------------------------
Dr. Miriam Adelson                             Charles D. Forman


/s/ Sheldon G. Adelson
-------------------------------
Sheldon G. Adelson